UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42770

Magnitude International Ltd

(Exact name of registrant as specified in its charter)

27 Woodlands Industrial Park E1

#03-15 (Lobby B) Hiangkie Industrial Building

Singapore 757718

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On August 11, 2025, Magnitude International Ltd (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Bancroft Capital, LLC, as sole underwriter (the “Underwriter”), relating to the Company’s initial public offering (the “Offering”) on a firm commitment basis of an aggregate of 2,200,000 ordinary shares, par value $0.000025 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per Ordinary Share. Of these, 1,650,000 Ordinary Shares were offered by the Company and 550,000 Ordinary Shares were offered by a selling shareholder, XJL International Ltd (the “Selling Shareholder”). The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the Offering pursuant to its registration statement on Form F-1 (File No. 333-287609), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 28, 2025, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on July 30, 2025.

The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MAGH” on August 12, 2025. On August 13, 2025, the Company closed the Offering.

The Company received gross proceeds of US$6.6 million from the Offering, before deducting underwriting discounts and offering expenses. The Company did not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholder or the Resale Shareholders.

The registration statement for the Offering also included a resale prospectus registering the resale of an aggregate of 8,804,400 Ordinary Shares held by KeyStone Builders Group Limited, Kingkey Holdings (International) Limited, SwiftBuild Solutions Group Limited, Canningale Investments Limited, Beyond Merchant Limited, and Ms. Cheng Sze Man, Claudia (the “Resale Shareholders”). The Company will not receive any proceeds from any sales of Ordinary Shares by the Resale Shareholders.

In connection with the Offering, the Company issued a press release on August 11, 2025 announcing the pricing and a press release on August 13, 2025 announcing the closing of the Offering, respectively. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Press Release, dated August 11, 2025
99.2	Press Release, dated August 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magnitude International Ltd

Date: August 14, 2025	By:	/s/ Lim Say Wei
	Name:	Lim Say Wei
	Title:	Director and Chief Executive Officer